[OMM LETTERHEAD]

July 19, 2011

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds

Assistant Director

Re:	Francesca’s Holdings Corporation

Amendment No. 6 to Form S-1

File Number 333-173581

Dear Mr. Reynolds:

Set forth below are the responses of Francesca’s Holdings Corporation, a Delaware corporation (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above referenced registration statement on Form S-1 (as amended on May 24, 2011, on June 14, 2011, on July 1, 2011, on July 13, 2011 and on July 15, 2011, the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 6 to the Registration Statement (“Amendment No. 6”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to Amendment No. 4 to the Registration Statement filed on July 13, 2011. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in Amendment No. 6 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 6.

Prospectus Cover Page

1.	We note the omission of information relating to the underwriting fees in the prospectus. Please amend the registration statement to include such information.

As discussed with the Staff telephonically, the Company advises the Staff that such information will be included in the final prospectus for the offering that is filed under Rule 424(b)(4) promulgated under the Securities Act of 1933.

Executive Compensation, page 106

2.	We reissue comment 46 of our letter dated May 15, 2011. Since you have now included pricing information, you should revise the disclosure in the executive compensation section to clarify based upon the minimum and maximum of the range and any overallotment, whether or not Mr. De Meritt’s options will vest and, if so, the possible percentage that may vest.

Securities and Exchange Commission

Division of Corporation Finance

July 19, 2011

The Company respectfully advises the Staff that the vesting of Mr. De Meritt’s options in connection with an initial public offering is based upon the average trading price of the Company’s common stock for the 20-trading-day period immediately following the initial public offering, rather than upon the initial public offering price. In response to the Staff’s comment, the Company has revised its disclosure on pages 79 and 114 to disclose the potential acceleration of compensation expense and the percentage of Mr. De Meritt’s unvested options that would vest assuming that the average trading price for the relevant period was equal to the minimum and maximum of the price range for the offering. However, the Company respectfully advises the Staff that the extent of the vesting of Mr. De Meritt’s options will not be definitively known until after the completion of such 20-trading-day period following the offering.

Exhibits

3.	We note that Exhibit 1.1 is missing Annexes. Please file the agreement in its entirety.

In response to the Staff’s comment, the Company has re-filed Exhibit 1.1 in its entirety with Amendment No. 6. The Company supplementally advises the Staff that the form of Underwriting Agreement for the offering has been modified so that the comfort letters, which had previously been included as Annexes, are no longer included as Annexes. Otherwise, no changes have been made to the form of Underwriting Agreement, and all remaining Annexes have been included in the filing.

4.	We note the legality opinion opines under Delaware General Corporation Law. Please revise the opinion to clarify that the reference to DGCL includes the statutory provisions and reported judicial decisions interpreting those laws.

In response to the Staff’s comment, the Company has filed a revised legality opinion with Amendment No. 6.

Reference is hereby made to the Staff’s comment letter dated July 15, 2011 with respect to the Company’s application for confidential treatment of portions of Exhibit 10.2. The Company advises the Staff that it withdraws such application for confidential treatment, and that Exhibit 10.2 has been re-filed in its entirety (including Exhibit H and Schedule 6 to the perfection certificate) with Amendment No. 6.

Securities and Exchange Commission

Division of Corporation Finance

July 19, 2011

If you have any questions regarding this Amendment No. 6 or the responses contained in this letter, please call the undersigned at (212) 408-2456.

Sincerely,

/s/ Sung Pak
Sung Pak of O’Melveny & Myers LLP

CC:	Securities and Exchange Commission

Steve Lo

John Archfield

Edwin Kim

Pamela Howell

Francesca’s Holdings Corporation

John De Meritt

Kal Malik

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